May 22, 2013

Mr. Martin James
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Westport Innovations Inc.
Form 40-F for the Fiscal Year Ended December 31, 2012
Filed March 8, 2013
File No. 1-34152

Dear Mr. James:

We are writing in response to your letter dated March 15, 2013 setting forth comments regarding our Form 40-F for the fiscal year ended December 31, 2012 (the “2012 Form 40-F”) of Westport Innovations Inc. (“Westport” or the “Company”), our first response letter dated April 1, 2013 and our subsequent telephone conversations on April 17, 2013 with the Staff.  In this response letter, we are providing clarification to our original response to comment 4 in our letter dated April 1, 2013.

Clarification of the CWI Accounting Determination Process initially included as Appendix B of our response letter dated April 1, 2013.

Based on the processes and internal controls in place and performed by Westport and the documented communication with its external auditors, KPMG was not a part of Westport’s internal process or its internal controls at any time. At all times, Westport’s communication and interaction with KPMG was consistent with the PCAOB’s Release No. 2005-009: Policy Statement Regarding Implementation of Auditing Standard No. 2, An Audit of Internal Control over Financial Reporting Performed in Conjunction with an Audit of Financial Statements (“Policy Statement”) and the SEC’s Staff Statement on Management’s Report on Internal Control over Financial Reporting (“Staff Statement”).

To provide further clarity, the following response describes in detail, the processes and internal controls that were in place and operating to provide reasonable assurance that a material misstatement of Westport’s financial statements would be detected or prevented in a timely basis both at the time of adoption of the new standard relating to Variable Interest Entities (“VIE”) and in subsequent periods.

In 2010, the Corporate Controller at the time researched and analyzed the new accounting standard relating to VIE accounting in relation to CWI and documented Westport’s interpretation of the accounting standards and the proposed accounting treatment.  Specifically, the Company considered whether (a) Westport’s interest in CWI represents a variable interest and (b) if it did, whether the Company was the primary beneficiary of this VIE.  In evaluating the proposed accounting treatment under the new standard, the Corporate Controller reviewed:

(a)	the VIE accounting standard in detail;
(b)	related published interpretations of the standard from Deloitte LLP and Ernst & Young LLP; and
(c)	the joint venture agreement.

In addition, the Corporate Controller interviewed /consulted with management of the joint venture in relation to understanding and evaluating the operational practices of CWI, key success factors, functions of the CWI Board of Directors, decision making processes, and involvement of Westport and Cummins Inc. in strategic initiatives.

Westport Innovations Inc.
May 22, 2013

Based on the findings from this process, the Corporate Controller drafted an accounting memo that was reviewed by the CFO and also discussed with the Senior Vice-President of Strategic Development (previous Westport CFO). The memo analyzed the rationale for evaluating CWI as a VIE as well as reviewing both the qualitative and quantitative considerations in relation to the CWI joint venture agreement in order to evaluate the primary beneficiary determination. The determination of the primary beneficiary required an extensive understanding of CWI’s operations, decision making processes and involvement of the CWI Board of Directors and the ability of the CWI Board of Directors to exercise control.

The Company had concluded that the new accounting standard included both technical and judgmental considerations.  The Company recognized that the accounting treatment related to consolidation of VIEs is an area of complexity requiring significant professional judgment to interpret the application and weighting of complex technical rules and analysis of the qualitative and quantitative factors of the joint venture agreement within the context of the accounting standard.

As the application of the new standard was mainly focused on a balance of qualitative and quantitative factors that required a specific understanding of CWI’s operations and given the published analysis of the new standard that was available, Westport determined that formally engaging an outside party to assist in the technical evaluation of applying the new standard was not necessary in this circumstance.

As a result of these processes, Westport concluded that CWI was a VIE under the new standard, and the Company was the primary beneficiary.

Subsequent to Westport’s initial review and assessment, the accounting memo was sent to KPMG, the Company’s auditor, for review and feedback.  This review and feedback was consistent with the guidance in the Policy Statement including its statement that “where management makes its own informed decisions regarding how applicable accounting principles apply to its company’s circumstances, however, the auditor may discuss freely with management the meaning and significance of those principles.” As described above, Westport Management made its own informed decisions regarding how the applicable accounting principles for VIEs applied to CWI and then discussed with KPMG the meaning and significance of such principles. Westport Management and KPMG engaged in timely dialogue regarding the accounting standard and the appropriate accounting treatment for CWI and available auditing evidence.

During this process, Management discussed with KPMG its assessment of the factors relevant to the determination of the primary beneficiary, including the power to exercise control and direct activities that most significantly impact CWI’s economic performance, the obligation to absorb losses, and the review and assessment of reconsideration events as to the status as a VIE.  As previously stated, Westport made its own informed decisions regarding how the applicable accounting principles applied to these factors and the final determination as to the accounting used was performed by management.

We also note that the Staff Statement states that “as long as management, and not the auditor, makes the final determination as to the accounting used, including determination of estimates and assumptions, and the auditor does not design or implement accounting policies, such auditor involvement is appropriate and is not of itself indicative of a deficiency in the registrant's internal control over financial reporting.” Westport Management made the final determination as to the accounting used and KPMG did not design, draft or implement its accounting policies.

Westport followed its internal control processes designed and expected by a reasonably qualified professional with technical accounting knowledge and experience in the application of U.S. GAAP as described above in determining the accounting treatment of assessing whether CWI met the definition of a VIE and the determination of the primary beneficiary at the time of adoption of the new standard.  A conclusion was reached when Westport adopted ASU 2009-17 for the interim period commencing April 1, 2010.  In 2012, Westport reconsidered all of the factors relevant to that conclusion in response to a comment letter by the SEC Staff, and Westport reached a different conclusion in 2012.

Suite 101 – 1750 West 75th Avenue  ::  Vancouver, B.C.  ::  Canada  V6P 6G2  ::  t: 604-718-2000  f: 604-718-2001  ::  www.westport.com

Westport Innovations Inc.
May 22, 2013

Management recognizes that a material misstatement of Westport’s previously filed financial statements was not detected or prevented and an error resulted in the determination of the primary beneficiary of CWI as a result of interpretation of the guidance. In conclusion, as result of the error, a failure in design of the ICFR occurred as the error was not detected or prevented in a timely basis.

In addition, subsequent to our original filing, we have identified certain reclassifications that we have concluded are necessary to ensure the U.S. GAAP disclosures and presentations in our amended filing are materially consistent with U.S. GAAP.  These include reclassifications of foreign exchange loss (gain) to income from investment accounted for by the equity method for the nine month period ended December 31, 2011 and the year ended March 31, 2011 to ensure consistency to other presentations of CWI equity income in the filing, deferred income taxes from non-current to current for balances as at December 31, 2011, and within the segmented information note related to long-lived assets information allocated by geographic areas as at December 31, 2012 and December 31, 2011.  We have also identified that the disclosure of consolidated pro forma revenue in the financial statement notes needs to be adjusted to remove CWI revenue for the nine month period ended December 31, 2011 and the year ended March 31, 2011. We propose to amend these disclosures as well as certain less significant typographical inconsistencies we have identified in our filing.

As a result, and on the basis of the specific facts and circumstances presented, the analysis performed and the reclassifications identified, we have determined that we had a material weakness in internal control over financial reporting at December 31, 2012 resulting from the Company not employing accounting staff with an appropriate level of technical accounting knowledge, experience and training in the application of recognition, measurement and disclosure of U.S. GAAP and experience with regulatory requirements.

We intend to update our previous filings for these reclassifications, filed disclosures and conclusions described in Management’s Report on Internal Control Over Financial Reporting and to indicate that our CEO and CFO have concluded that our disclosure control and procedures were not effective as of December 31, 2012.

Please do not hesitate to contact the undersigned or Ric Leong, Westport’s Corporate Controller, at 604-718-1600 or RLeong@westport.com, if you should have any questions or concerns.

Sincerely,

/s/ William Larkin
William Larkin
Chief Financial Officer
Westport Innovations Inc.

cc:           Gary Newberry
Kate Tillan
(U.S. Securities and Exchange Commission)

Eva Davis
(Kirkland & Ellis LLP)

Anthony Lindsay
(KPMG LLP)

David R. Demers
(Westport Innovations Inc.)

Suite 101 – 1750 West 75th Avenue  ::  Vancouver, B.C.  ::  Canada  V6P 6G2  ::  t: 604-718-2000  f: 604-718-2001  ::  www.westport.com